 EXHIBIT 99.1

CHATTEM, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Net Sales, Costs and Expenses (1)	Charged to Other Accounts - Describe	Accounts Written off	Balance at End of Period

Year ended November 30, 2006:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$303	$(93)	$—	$(136)	$346
Allowance for customer returns	1,545	5,269	—	663	6,151
Allowance for cash discounts	490	6,297	—	6,095	692
Accrual for vendor allowances	1,079	16,619	—	13,980	3,718
	$3,417	$28,092	$—	$20,602	$10,907

Year ended November 30, 2005:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$750	$(296)	$—	$151	$303
Allowance for customer returns	515	3,933	—	2,903	1,545
Allowance for cash discounts	417	5,559	—	5,486	490
Accrual for vendor allowances	1,924	11,116	—	11,961	1,079
	$3,606	$20,312	$—	$20,501	$3,417
Year ended November 30, 2004:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$1,016	$(362)	$—	$(96)	$750
Allowance for customer returns	2,214	1,248	—	2,947	515
Allowance for cash discounts	364	5,176	—	5,123	417
Accrual for vendor allowances	3,730	10,972	—	12,778	1,924
	$7,324	$17,034	$—	$20,752	$3,606

(1)
Additions to the allowances for customer returns and cash discounts are recorded as a reduction to net sales. An increase in the allowance for doubtful accounts is recorded as a component of selling, general and administrative expenses. An increase to the accrual for vendor allowances is recorded either as a reduction to net sales or as a component of advertising and promotion expense.